November 4, 2010

Mr. Kevin B. Habicht
Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, Florida 32801

      **Re:**    **National Retail Properties, Inc.**
                  **Form 10-K for the year ended 12/31/2009**
                  **Filed on 2/25/2010**
                  **Proxy Statement on Schedule 14A**
                  **Filed on 3/31/2010**
                  **File No. 001-11290**

Dear Mr. Kevin B. Habicht:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Cicely LaMothe
                                   Branch Chief